                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                              (Amendment No. 3)*
                                            ---

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  NuCo2 Inc.
                     -------------------------------------
                               (Name of Issuer)

                                 Common Stock
                     -------------------------------------
                        (Title of Class of Securities)

                                   629428103
                     -------------------------------------
                                (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
           (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]            Rule 13d-1(b)

     [X]            Rule 13d-1(c)

     [_]            Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  -------------------                             -----------------
  CUSIP NO. 629428103                             Page 2 of 5 Pages
  -------------------                             -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      William P. Egan

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      USA

------------------------------------------------------------------------------
                                   PLEASE ALSO REFER TO ATTACHMENT A
                          SOLE VOTING POWER
                     5
     NUMBER OF            131,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          331,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             131,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          331,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      791,100   Please also refer to Attachment A, Footnote 7
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      9.43% - Please also refer to Attachment A

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                    ITEM 1.

(a)  Name of Issuer: NuCo2, Inc. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:
          2800 Southeast Market Place
          Stuart, FL  34997

ITEM 2.

(a)  Name of Person Filing:

     William P. Egan

(b)  Address of Principal Business Office:

          c/o Burr, Egan, Deleage & Co.
          200 Clarendon St.  Floor 51
          Boston, MA  02116

(c)  Citizenship/Place of Organization:

          USA

(d)  Title of Class of Securities:      Common Stock

(e)  CUSIP Number: 629428103

ITEM 3. This statement is filed pursuant to Rule 13d-1( c )

ITEM 4. Ownership.

  (a)  Amount Beneficially Owned: 791,100 Please also refer to Attachment A

      (b)  Percent of Class:    9.43%

      (c)  Number of shares as to which such person has:

        PLEASE ALSO REFER TO ATTACHMENT A

        (i)   sole power to vote or to direct the vote: 131,000

        (ii)  shares power to vote or to direct the vote: 331,000

        (iii) sole power to dispose or to direct the disposition of: 131,000

        (iv)  shared power to dispose or to direct the disposition of: 331,000

ITEM 5. Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

Please refer to Attachment A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8. Identification and Classification of Members of the Group

Not applicable

ITEM 9. Notice of Dissolution of Group

Not applicable

ITEM 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001


By: /s/ William P. Egan
   ----------------------------
        William P. Egan

                                 ATTACHMENT A

                                   NuCo2 Inc.

              COMMON STOCK OWNERSHIP TABLE AS OF DECEMBER 31, 2000


A) SHARES OWNED BY / AFFILIATED WITH WILLIAM P. EGAN

Beneficial Owner (issued in the name of)                       # of Shares        Date Acquired
----------------------------------------                       -----------        -------------
William P. Egan                                                 131,000           Various times from 6/29/98 thru 4/19/00
The William P. Egan 1985 Children's Trust  (1) (2)               83,750           Various times from 6/29/98 thru 12/31/98
The William P. Egan 1986 Children's Trust  (1) (2)               62,050           Various times from 6/29/98 thru 4/24/00

                                                       Total:   276,800

B) SHARES OWNED BY / AFFILIATED WITH CRAIG L. BURR

Beneficial Owner (issued in the name of)                       # of Shares        Date Acquired
---------------------------------------                        -----------        -------------
Craig L. Burr                                                    131,000          Various times from 11/4/97 thru 6/12/98
The Craig L. Burr 1986 Children's Trust (3) (4)                  131,000          Various times from 11/4/97 thru 6/12/98
 "    "   "    "    "     "         "    "   "                   200,000          5/24/99
Matthew Burr (5)                                                  26,150          7/22/98 and 7/24/98
Lander Burr (6)                                                   26,150          7/22/98 and 7/24/98

                                                       Total:    514,300

Note:
---------------
Craig Burr was also granted a Director's Stock Option on May 26, 1999 (the date he became a director) for 6,000 shares of Common Stock

C) SUMMARY

                                             Total # of Shares
                                             -----------------

     William P. Egan & affiliated entities        276,800
     Craig L. Burr & affiliated entities          514,300

                                          Total:  791,100 (7)

Total shares of NuCo2 issued & outstanding as of 12/31/00:  8,386,126     9.43%

(1) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(2) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is a trustee but disclaims all beneficial ownership.

(3) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(4) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is a trustee but disclaims all beneficial ownership.

(5) of which Matthew Burr, a son of Craig L. Burr, is the beneficial owner and to which Craig L. Burr disclaims beneficial ownership.

(6) of which Lander Burr, a son of Craig L. Burr, is the beneficial owner and to which Craig L. Burr disclaims beneficial ownership.

(7) Mr. Burr and Mr. Egan may consult with each other in connection with the acquisition and disposition of shares of NuCo2 Inc.